RED METAL RESOURCES LTD. 1130 West Pender St, Unit 555 Vancouver, BC V6E 4A4

Red Metal Resources Retains Marketing Services

VANCOUVER, BC, APRIL 8, 2026 - RED METAL RESOURCES LTD. ("Red Metal" or the "Company") (CSE: RMES, OTCPINK: RMESF, FSE: I660) announces the engagement of RCMA Capital Inc. to provide marketing services pursuant to a consulting services agreement commencing on the date hereof for a period of three months. In consideration for the services provided, the Company will pay RCMA a cash fee of $3,000 per month. The services will include helping the Company develop a corporate marketing strategy, general marketing, and public relations advisory services, developing and distributing marketing materials, making introductions to RCMA's network of investor contacts, newsletter writers and other similar providers, as well as assisting with various other public relations and investor outreach efforts. The services provided will be facilitated by way of affiliate publishers and digital venues such as programmatic digital marketing, social media marketing, radio advertising, email marketing, influencer outreach and placement of marketing content on public websites.

RCMA and the Company deal at arm's length and no securities will be issued as compensation for marketing services. RCMA's main contact is Mr. Colin Robson, his information is as follows: email: colin@rcmacapital.com; telephone: 1-604-917-0365; address: Suite #301 - 220 Brew Street, Port Moody, British Columbia, V3H 0H6. RCMA is focused on public company communications, mainly with direct contact and outreach aimed at broker-dealers, investment banks, high-net-worth investors and more.

About Red Metal Resources Ltd.

Red Metal Resources is a mineral exploration company focused on growth through acquiring, exploring and developing clean energy and strategic minerals projects. The Company's current portfolio includes the Company's Chilean projects, which are located in the prolific Candelaria iron oxide copper-gold (IOCG) belt of Chile's coastal Cordillera as well as the 100% owned Ville Marie claims in Quebec, and Larder Lake, Ontario, Canada. Red Metal is quoted on the Canadian Securities Exchange under the symbol RMES, on the OTC Link alternative trading system on the OTC Pink marketplace under the symbol RMESF, and on the Frankfurt Stock Exchange under the symbol I660.

For more information, visit www.redmetalresources.com

Contact:

Red Metal Resources Ltd.

Caitlin Jeffs, President & CEO

1-866-907-5403

invest@redmetalresources.com

www.redmetalresources.com

Forward-Looking Statements - All statements in this press release, other than statements of historical fact, are "forward-looking information" within the meaning of applicable securities laws. Red Metal provides forward-looking statements for the purpose of conveying information about current expectations and plans relating to the future and readers are cautioned that such statements may not be appropriate for other purposes. By its nature, this information is subject to inherent risks and uncertainties that may be general or specific and which give rise to the possibility that expectations, forecasts, predictions, projections or conclusions will not prove to be accurate, that assumptions may not be correct and that objectives, strategic goals and priorities will not be achieved. These risks and uncertainties include, but are not limited to, the ability to raise adequate financing, receipt of required approvals, as well as those risks and uncertainties identified and reported in Red Metal's public filings under its SEDAR+ profile at www.sedarplus.ca. Although Red Metal has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Red Metal disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise unless required by law.

Neither the Canadian Securities Exchange nor the Market Regulator (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.